CFT Securities, LLC
Reconciliation Pursuant to Rule 17a-5(d)(4)
December 31, 2015

Reconciliation with the Company's computation included in Part II of Form X-17A-5 as of December 31, 2015:

Net capital as reported in Company's Part II (Unaudited) Focus report	$	614,603
Net capital computation contained herein	$	614,603

No differences were noted between the Company's net capital as reported in the unaudited Focus report and the net capital reported herein.

See Report of Independent Registered Public Accounting Firm.